1095 Budapest, Soroksari ut 94-96, Hungary T: 1-456-6061 Fax: 1-456-6062 Cg.: 01-09-870107

February 28, 2008

Ms. Patricia Armelin
Securities and Exchange Commission,
Division of Corporation Finance
100 F Street, N.E.,
Washington, D.C. 20549-3561

Re:	Power of the Dream Ventures, Inc.
Form 8-K Item 4.01
Filed February 22, 2008
File No. 0-52289

Dear Ms. Armelin:

We transmit herewith for filing with the Securities and Exchange Commission (the ”Commission”), pursuant to Rule 101(a)(1)(i) of Regulation S-T under the Commission's Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of  the Company’s amended Current Report on Form 8-K (including Exhibits) (the “Form 8-K/A”) of the Dream Ventures, Inc., a Delaware corporation (the “Company”).  The Form 8-K/A reflects the Company’s response to the comment to the Form 8-K filed with the Commission on February 22, 2008, set forth in the Staff’s letter to the Company, dated February 25, 2008 (the “Staff’s Letter”).

In order to facilitate your review of this submission, we have restated and responded to the comment set forth in the Staff’s Letter.

1.           Amend the report to include all of the information required by Item 304 of Regulation S-B. Specifically, the disclosure should state whether during your two most recent fiscal years and any subsequent period through the date of dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304 of Regulation S-B. Please amend your report, file the amendment under cover of Form 8-KA and include the Item 4 designation. Please also include the letter from your former accountants filed as an Exhibit 16.

Response to Comment 1:

The Company has filed a Form 8-K/A to include all of the information required by Item 304 of Regulation S-B.  In addition, the Company has filed as Exhibit 16, the letter from its former accountants.

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing, please contact Lloyd Rothenberg, Esq., by telephone at (212) 407-4937, or Michael Kistler, Esq. at (212) 407-4826.

Sincerely,

/s/ Viktor Rozsnyay

Viktor Rozsnyay
President and Chief Executive Officer

cc:	Lloyd Rothenberg, Esq.
Michael Kistler, Esq.